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SEC
Mail Processing SEC⊤ ⌐SION
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___December 1, 2011___AND ENDING___November 30, 2012___
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **John W Loofbourow Associates, Inc**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

44 Wall Street, 12th floor

(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W Loofbourrow   (212) 558-6400 x 100
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OO
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OATH OR AFFIRMATION

I, __John W Loofbourrow_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____John W Loofbourrow Associates, Inc_____, as of _____November 30____, 20 12 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of _New Jersey_

County of __Essex__

Subscribed and sworn to (or affirmed) before me on this _14th_ day of _Dec_____, _2012_ by _J. Loofbourrow_ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

_____
Notary Public

_____
Signature

_____
Title

12/14/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John W. Loofbourrow Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
John W. Loofbourrow Associates, Inc.:

We have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the Company) as of November 30, 2012, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. as of November 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 8, 2013

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE   WE FOCUS & CARE

John W. Loofbourrow Associates, Inc.
Statement of Financial Condition
November 30, 2012

Assets

Cash	$	16,243
Total assets	$	16,243

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	5,804
Total liabilities		5,804

Stockholders' equity

Common stock, no par value, 5,000 shares authorized,		
4,319 shares issued and outstanding		411,462
Accumulated deficit		(361,023)
Accumulated other comprehensive income		(40,000)
Total stockholders' equity		10,439
Total liabilities and stockholders' equity	$	16,243

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Operations
For the Year Ended November 30, 2012

Revenues

Fee based income	$	407,760
Total revenues		407,760

Expenses

Professional fees		402,568
Expense reimbursements		3,068
Other operating expenses		12,377
Total expenses		418,013
Net income (loss) before income tax provision		(10,253)
Income tax provision		-
Net income (loss)	$	(10,253)

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2012

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Total	Comprehensive Income
Balance at November 30, 2011	$ 411,462	$ (350,770)	$ (40,000)	$ 20,692	
Net income (loss)	-	(10,253)	-	(10,253)	(10,253)
Balance at November 30, 2012	$ 411,462	$ (361,023)	$ (40,000)	$ 10,439	$ (10,253)

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Cash Flows
For the Year Ended November 30, 2012

Cash flow from operating activities:			
Net income (loss)			$ (10,253)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Prepaid expense	$	297	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		(2,696)	
Total adjustments			(2,399)
Net cash provided by (used in) operating activities			(12,652)
Net cash provided by (used in) in investing activities			-
Net cash provided by (used in) financing activities			-
Net increase (decrease) in cash			(12,652)
Cash at beginning of year			28,895
Cash at end of year			$ 16,243
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	-	
Income taxes	$	2,024	

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Notes to Financial Statements
November 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

John W. Loofbourrow Associates, Inc. (the "Company") was incorporated in the State of Delaware on November 7, 1980. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board.

The Company is affiliated through common ownership to Loofbourrow Inc.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including arranging equity and debt financing for corporations and non profit entities in the United States.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Investment in marketable securities is being classified as available-for-sale. These securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of stockholders' equity, net of deferred taxes.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 8, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The Company has available at November 30, 2011, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $11,222. The net operating loss begins to expire in the year 2032.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: WORTHLESS INVESTMENT

The Company holds 58,823 shares of common stock of a privately held client, NextHorizon Communications, Inc. The shares were received as compensation for work done for the client in a debt financing arrangement that never materialized. The shares are deemed worthless and are thus carried at zero valuation on the Company's books.

Note 4: OPTION TO PURCHASE ADDITIONAL COMMON STOCK

Under the terms of an agreement approved by the Board of Directors on September 23, 2004, shareholders of the firm have the option to purchase additional shares of both Loofbourrow Inc. and John W. Loofbourrow Associates, Inc. for an agreed upon price representing a 15% discount to current stock valuation. The number of options accrued is based on a formula related to the amount of funds loaned to Loofbourrow Inc by the individual shareholders. As of November 30, 2012, John W. Loofbourrow had accrued options to buy an additional 2,330 shares pursuant to this plan.

Note 5: RELATED PARTY TRANSACTIONS

Pursuant to an agreement dated July 1, 2004, and revised in March 2011, the Company shares certain designated expenses with its sister company Loofbourrow Inc. ("Inc"). Those expenses include computer, rent, personnel, office supplies and legal costs, and are allocated to the Company on a predetermined percentage based on estimated usage. In the year ending November 30, 2012, those allocated expenses approximate the licensing fees earned by Inc. from the registered representatives working under the Company's authority, resulting in a net offset. The application of this offset meets the requirements of FINRA Notice to Members 03-63 regarding expense sharing among related entities.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: FIDELITY BOND

The Company maintains a $25,000 fidelity bond with Seabury & Smith in conjunction with its affiliate Loofbourrow Inc. As of January 1, 2012, the bond limits were increased to $100,000 to comply with regulatory requirements.

Note 7: PROFIT SHARING PLAN

Effective December 1, 1980, the Company established the John W. Loofbourrow Associates Inc. Profit Sharing Plan for the benefit of employees with at least one year of service. Employees become vested in the plan after year two of employment at a rate of 20% per year until fully vested after year 7. The plan is self administered under the John W. Loofbourrow Associates Inc. Profit Sharing Trust. Employer contributions to the Plan are discretionary. During the year ended November 30, 2012, there were no contributions made to the Plan, for the benefit of its sole participant, John W. Loofbourrow.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending November 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

John W. Loofbourrow Associates, Inc.

Notes to Financial Statements

November 30, 2012

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2012, the Company had net capital of $10,439 which was $5,439 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($5,804) to net capital was 0.56 to 1, which is less than the 15 to 1 maximum allowed.

John W. Loofbourrow Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2012

Computation of net capital

Common stock	$	411,462		
Accumulated deficit		(361,023)		
Accumulated other comprehensive income		(40,000)		
Total stockholders' equity			$	10,439
Total non-allowable assets				-
Net capital				10,439

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	387		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	5,439
Ratio of aggregate indebtedness to net capital		0.56 : 1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated November 30, 2012.

John W. Loofbourrow Associates, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of November 30, 2012

A computation of reserve requirements is not applicable to John W. Loofbourrow Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

John W. Loofbourrow Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of November 30, 2012

Information relating to possession or control requirements is not applicable to John W. Loofbourrow Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

John W. Loofbourrow Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended November 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
John W. Loofbourrow Associates, Inc.:

In planning and performing our audit of the financial statements of John W. Loofbourrow Associates, Inc. (the Company), as of and for the year ended November 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Control deficiencies are noted below under material weaknesses.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company."

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 8, 2013